Filed Pursuant to Rule 424(b)(3)
                              File No. 33-90998-01
                           CNL INCOME FUND XVII, LTD.
                                       AND
                           CNL INCOME FUND XVIII, LTD.


         This Supplement is part of, and should be read in conjunction with, the Prospectus dated August 11, 1995. This Supplement replaces the Supplements dated October 16, 1996 and December 20, 1996. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         All subscriptions are for the purchase of Units of CNL Income Fund XVIII, Ltd. ("CNL XVIII"). Offers are no longer being made nor are the General Partners accepting subscriptions for CNL XVII. THE ACQUISITION OF UNITS OF ONE PARTNERSHIP WILL NOT ENTITLE THE INVESTOR TO ANY OWNERSHIP INTEREST IN THE OTHER PARTNERSHIP OR ITS PROPERTIES.

         Information as to proposed properties for which CNL XVIII has received initial commitments and as to the number and types of Properties acquired by CNL XVIII is presented as of December 30, 1996, and all references to commitments or Property acquisitions should be read in that context. Proposed properties for which CNL XVIII receives initial commitments, as well as property acquisitions that occur after December 30, 1996, will be reported in a subsequent Supplement.


                                  THE OFFERING

SUBSCRIPTION PROCEDURES

         As of October 11, 1996, CNL XVIII had received aggregate subscription proceeds of $1,733,131, which exceeded the minimum offering amount of $1,500,000, and $1,517,431 of the funds (which excluded all funds received from New York and Pennsylvania investors) were released from escrow. As of December 30, 1996, CNL XVIII had received total subscription proceeds of $8,383,815 (838,382 Units) from 396 Limited Partners. As of December 30, 1996, CNL XVIII had invested or committed for investment approximately $2,800,000 of such proceeds in two Properties and to pay Acquisition Fees and miscellaneous Acquisition Expenses, leaving approximately $4,400,000 in offering proceeds available for investment in Properties. As of December 30, 1996, CNL XVIII had incurred $377,272 in Acquisition Fees to an Affiliate of the General Partners.


                                    BUSINESS

PROPERTY ACQUISITIONS

         Since inception, CNL XVIII acquired two Properties. The Properties are a Burger King Property (in Kinston, North Carolina) and a Golden Corral Property (in Houston, Texas).

         In connection with the purchase of each of these two properties, CNL XVIII, as lessor, entered into a long-term lease agreement with an unaffiliated lessee. The general terms of the lease agreements are described in the section of the Prospectus entitled "Business - Description of Leases."

         For the Property that is to be constructed, CNL XVIII has entered into development and indemnification and put agreements with the lessee. The general terms of these agreements are described in the section of the Prospectus entitled "Business - Site Selection and Acquisition of Properties - Construction and Renovation."



January 6, 1997                                Prospectus Dated August 11, 1995

         As of December 30, 1996, CNL XVIII had initial commitments to acquire five additional properties. The acquisition of each of these properties is subject to the fulfillment of certain conditions, including, but not limited to, a satisfactory environmental survey and property appraisal. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by CNL XVIII. If acquired, the leases of all five of these properties are expected to be entered into on substantially the same terms described in the Prospectus in the section entitled "Business - Description of Leases."

         Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


                    Lease Term and
Property            Renewal Options        Minimum Annual Rent  Percentage Rent    Option to Purchase

Boston Market       15 years; five five-   10.38% of CNL        for each lease      at any time
Charlotte, NC       year renewal options   XVIII's total cost   year after the      after the fifth
Existing                                   to purchase the      fifth lease year,   lease year
restaurant                                 property;            (i) 5% of annual
                                           increases by 10%     gross sales minus
                                           after the fifth      (ii) the minimum
                                           lease year and       annual rent for
                                           after every five     such lease year
                                           years thereafter
                                           during the lease
                                           term

Boston Market       15 years; five five-   10% of CNL XVIII's   for each lease      at any time
Raleigh, NC         year renewal options   total cost to        year after the      after the fifth
Existing                                   purchase the         fifth lease year,   lease year
restaurant                                 property;            (i) 5% of annual
                                           increases to         gross sales minus
                                           10.81% of total      (ii) the minimum
                                           cost during the      annual rent for
                                           third through        such lease year
                                           fifth lease years,
                                           11.55% of total
                                           cost during the
                                           sixth through
                                           tenth lease years,
                                           and 12.71% of
                                           total cost during
                                           the eleventh
                                           through fifteenth
                                           lease years

Jack in the Box     18 years; four five-   10.25% of Total      for each lease      at any time
Centerville, TX     year renewal options   Cost (1);            year, (i) 5% of     after the
Restaurant to be                           increases by 8%      annual gross        seventh lease
constructed                                after the fifth      sales minus (ii)    year (2)
                                           lease year and       the minimum
                                           after every five     annual rent for
                                           years thereafter     such lease year
                                           during the lease
                                           term



Jack in the Box     18 years; four five-   10.25% of Total      for each lease      at any time
Echo Park, CA       year renewal options   Cost (1);            year, (i) 5% of     after the
Restaurant to be    increases by 8%        after the fifth      annual gross        seventh lease
constructed                                lease year and       sales minus (ii)    year (2)
                                           after every five     the minimum
                                           years thereafter     annual rent for
                                           during the lease     such lease year
                                           term


Jack in the Box     18 years; four five-   10.25% of Total      for each lease      at any time
Henderson, NV       year renewal options   Cost (1);            year, (i) 5% of     after the
Restaurant to be                           increases by 8%      annual gross        seventh lease
constructed                                after the fifth      sales minus (ii)    year (2)
                                           lease year and       the minimum
                                           after every five     annual rent for
                                           years thereafter     such lease year
                                           during the lease
                                           term

                                      - 3 -

FOOTNOTES:

(1) The "Total Cost" is equal to the sum of (i) the purchase price of the property, (ii) closing costs and (iii) actual development costs incurred under the development agreement.

(2) In the event CNL XVIII purchases the property directly from the lessee, the lessee will have no option to purchase the property.

         The following table sets forth the location of the two Properties acquired by CNL XVIII from inception through December 30, 1996, a description of the competition, and a summary of the principal terms of the acquisition and lease of each Property.

                              PROPERTY ACQUISITIONS
                    From inception through December 30, 1996


                                                        Lease Expira-
Property Location             Purchase     Date           tion and          Minimum                               Option
 and Competition              Price (1)   Acquired      Renewal Options     Annual Rent (2)   Percentage Rent   To Purchase
Burger King                  $875,000     12/27/96        12/2016;          $89,688;           for each        during the eighth,
(the "Kinston Property")     (excluding                   four five-        increases by       lease year,     ninth, tenth,
Existing restaurant          closing                      year              5% after the       (i) 6% of       eleventh and
                             costs)                       renewal           fifth lease        annual gross    twelfth lease
The Kinston Property is                                   options           year and by        sales minus     years only
located at the northwest                                                    10% after          (ii) the
quadrant of the                                                             the tenth          minimum
intersection of North                                                       lease year         annual rent
Heritage Street and                                                         and after          for such
Phillips Street, in                                                         every five         lease year
Kinston, Lenoir County,                                                     years
North Carolina, in an area                                                  thereafter
of mixed retail,                                                            during the
commercial, and                                                             lease term
residential development.
Other fast-food and
family-style restaurants
located in proximity to
the Kinston Property
include a Hardee's, a
Golden Corral, a KFC, two
Pizza Huts, and a local
restaurant.



Golden Corral                $579,704      12/27/96       12/2011;          10.75% of           for each       during the
(the "Houston Property")     (excluding                   four five-        Total Cost          lease year,    first
Restaurant to be             closing                      year              (4)                 5% of the      through
constructed                  and                          renewal                               amount by      seventh lease
                             development                  options                               which annual   years and the
The Houston Property is      costs) (3)                                                         gross sales    tenth through
located at the southeast                                                                        exceed         fifteenth lease
quadrant of the                                                                                 $2,899,152 (5) years only
intersection of Highway
290 and Hollister Road, in
Houston, Harris County,
Texas, in an area of mixed
retail, commercial, and
residential development.
Other fast-food and
family-style restaurants
located in proximity to
the Houston Property
include a Burger King, a
Taco Bell, a Fuddrucker's,
an Outback Steakhouse, a
Shoney's, a Red Lobster, a
Whataburger, and several
local restaurants.



FOOTNOTES:

(1) The estimated federal income tax basis of the depreciable portion (the building portion) of each of the Properties acquired, and for the construction Property, once the building is constructed, is set forth below:

         Property                           Federal Tax Basis

         Kinston Property                        $  742,000
         Houston Property                         1,058,000

(2) Minimum annual rent for each of the Properties became payable on the effective date of the lease, except as indicated below. For the Houston Property, minimum annual rent will become due and payable on the earlier of (i) the date the certificate of occupancy for the restaurant is issued, (ii) the date the restaurant opens for business to the public or (iii) 180 days after execution of the lease. During the period commencing with the effective date of the lease to the date minimum annual rent become payable for the Houston Property, "interim rent" equal to ten percent per annum of the amount funded by CNL XVIII in connection with the purchase and construction of the Property shall accrue and shall be payable in a single lump sum on the date minimum annual rent becomes payable for this Property.

(3) The development agreement for the Property which is to be constructed, provides that construction must be completed no later than the date set forth below. The maximum cost to CNL XVIII (including the purchase price of the land, (if applicable), development costs (if applicable), and closing and acquisition costs) is not expected to, but may, exceed the amount set forth below:

         Property                           Estimated Maximum Cost              Estimated Final Completion Date
         Houston Property                        $1,684,643                             June 25, 1997

(4) The "Total Cost" is equal to the sum of (i) the purchase price of the Property, (ii) closing costs, and (iii) actual development costs incurred under the development agreement.

(5) Percentage rent shall be calculated on a calendar year basis (January 1 to December 31).

                     PRO FORMA ESTIMATE OF TAXABLE INCOME OF
                           CNL INCOME FUND XVIII, LTD.
       GENERATED FROM THE OPERATIONS OF PROPERTIES ACQUIRED FROM INCEPTION
                            THROUGH DECEMBER 30, 1996
                        For a 12-Month Period (Unaudited)


         The following schedule represents pro forma unaudited estimates of taxable income of each Property acquired by CNL XVIII from inception through December 30, 1996, for the 12-month period commencing on the date of the inception of the respective lease on such Property. The schedule should be read in light of the accompanying footnotes.

         These estimates do not purport to present actual or expected operations of CNL XVIII for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith. No single lessee or group of affiliated lessees lease Properties with an aggregate purchase price in excess of 20% of the expected total net offering proceeds of CNL XVIII.




                                                            Burger King                Golden Corral
                                                            Kinston, NC               Houston, TX (5)               Total
Pro Forma Estimate
  of Taxable Income:

Base Rent (1)                                                $ 89,688                    $170,349                  $260,037

Management Fees (2)                                              (897)                     (1,703)                   (2,600)

General and Administrative
  Expenses (3)                                                 (4,484)                     (8,517)                  (13,001)
                                                             --------                    --------                  --------

Estimated Cash Available from
  Operations                                                   84,307                     160,129                   244,436

Depreciation Expense (4)                                      (18,554)                    (26,460)                  (45,014)
                                                             --------                    --------                  --------

Pro Forma Estimate of Taxable
  Income of CNL XVIII                                        $ 65,753                    $133,669                  $199,422
                                                             ========                    ========                  ========







                                  See Footnotes

FOOTNOTES:

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The Properties will be managed pursuant to a management agreement between CNL XVIII and an Affiliate of the General Partners, pursuant to which the Affiliate will receive an annual management fee in an amount equal to one percent of the gross revenues that CNL XVIII earns from its Properties. See "Management Compensation."

(3) Estimated at five percent of gross rental income based on the previous experience of Affiliates of the General Partners with 17 public limited partnerships which own properties similar to that owned by CNL XVIII.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of the Properties has been depreciated on the straight-line method over 40 years.

(5) The development agreement for the Property which is to be constructed, provides that construction must be completed no later than the date set forth below:

      Property                                Estimated Final Completion Date

      Houston Property                        June 25, 1997